Via EDGAR Submission

April 10, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immunovant, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-237627)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 9:00 a.m. (ET) on April 14, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, As Representatives of the several Underwriters SVB LEERINK LLC

By:	/s/ Dan Dubin
Name: Dan Dubin
Title: Vice Chairman
UBS SECURITIES LLC

By:	/s/ Robin Tang
Name: Robin Tang
Title: Director

By:	/s/ James Raul Stahlke
Name: James Raul Stahlke
Title: Associate Director
SUNTRUST ROBINSON HUMPHREY, INC.

By:	/s/ Charles E. Mather
Name: Charles E. Mather
Title: Managing Director

[Signature Page to Acceleration Request]